UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2023

Commission File Number 0-21388

Senstar Technologies Ltd.
(Translation of registrant’s name into English)

10th F. Gibor Sport Tower 7 Menachem Begin Road
Ramat Gan 5268102, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Report on Form 6-K (financial results only) is incorporated by reference into the Registrant's Registration Statements on Form S-8 - File Nos. 333-164696, 333-174127 and 333-190469.

Senstar Technologies Ltd. (“Senstar”)

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Senstar Technologies Reports Third Quarter 2023 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Ltd. By: /s/ Tomer Hay Name: Tomer Hay Title: Chief Financial Officer

Date: November 30, 2023

Exhibit Index

Exhibit 99.1: Senstar Technologies Reports Third Quarter 2023 Financial Results